

13001006

No Act P.E. 2/8/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

Laura W. Doerre
Nabors Corporate Services, Inc.
laura.doerre@nabors.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-25-13

Re: Nabors Industries Ltd.
Incoming letter dated February 8, 2013

Dear Ms. Doerre:

This is in response to your letter dated February 8, 2013 concerning the shareholder proposal submitted to Nabors by the California Public Employees' Retirement System. We also have received a letter from the proponent dated March 20, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Peter H. Mixon
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

March 25, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nabors Industries Ltd.
Incoming letter dated February 8, 2013

The proposal recommends that the company amend its bylaws to require shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus.

We are unable to concur in your view that Nabors may exclude the proposal, or a portion of the supporting statement, under rule 14a-8(i)(3). Based on the information you have presented, we are unable to conclude that the portion of the supporting statement you reference makes charges concerning the improper, illegal or immoral conduct or associations, without factual foundation, in violation of rule 14a-9. In addition, we are unable to conclude that you have demonstrated objectively that the proposal or the portion of the supporting statement you reference is materially false or misleading. Accordingly, we do not believe that Nabors may omit the proposal or a portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3672 FAX (916) 795-3659

March 20, 2013

By Electronic Mail (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Nabors Industries Ltd.'s No-Action Request Regarding the Shareholder Proposal submitted by the California Public Employees' Retirement System

Dear Ladies and Gentlemen:

The California Public Employees' Retirement System ("CalPERS") writes in response to the February 8, 2013 letter (the "No-Action Request") by Nabors Industries Ltd. ("Nabors" or "Company") requesting that the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission conclude that no enforcement action will be recommended if the Company omits the CalPERS shareholder proposal ("CalPERS Proposal") filed with the Company from the Company's proxy materials. The Company argues that the CalPERS Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(3). We disagree with the Company's arguments and respectfully submit that the Company's request for no-action relief should be denied because the supporting statement of the CalPERS Proposal is not false or misleading under the standards communicated in Staff Legal Bulletin No. 14B (CF) (September 15, 2004). Alternatively, CalPERS requests that the Company include in its proxy CalPERS Proposal without the sentence from the supporting statement that is at issue.

The CalPERS Proposal's Supporting Statement Is Not Materially False Or Misleading Under the Standards Set Forth In Staff Legal Bulleting No. 14B (CF)

Staff Legal Bulletin No. 14B (CF) provides that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on Rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

As discussed below, the statement in the CalPERS Proposal that is challenged by the Company comes within these categories that the Staff has determined should not be considered "misleading."

1. The Company has mischaracterized CalPERS' Proposal in an attempt to portray CalPERS opinion as statement of fact.

The Company objects to CalPERS statement that "In October 2011, the Company announced that its (former) CEO was entitled to be paid $100 million essentially, as some commenters have noted, to retire" because the Company claims the statement is false and misleading. Although not specifically identified, the statement represents the opinion of both CalPERS and a referenced source (see Attachment 1). Clearly the Company knew that CalPERS statement represented the opinion of a referenced source, as indicated by the last sentence of the second paragraph on page 3 of the No-Action Request, whereby the Company states ". . . the shareholder proponent quoting an article with this sarcastic suggestion is misleading . . . ." For the Company to claim that by "quoting an article with this sarcastic suggestion" makes CalPERS statement one of fact is unsupported and ignores the Company's own belief that such statement from the referenced source is merely a "suggestion."

As identified in the fourth bullet point above, it would not be appropriate for the Company to exclude CalPERS Proposal in reliance on Rule 14a-8(i)(3) when the Company objects to statements because they represent the opinion of CalPERS or a referenced source, but the statements are not identified specifically as such.

2. CalPERS statement of its opinion is neither "false" nor "misleading."

Although CalPERS statement is an opinion, even if it were a factual assertion, the Company's objection to the statement as a factual assertion because it is "false and misleading" is inappropriate. CalPERS statement merely states that the Company announced that its former CEO was entitled to be paid $100 million, and speculates about the reason (i.e. retirement) for such payment. The Company admits in its No-Action Request that its form 8-K filling dated October 28, 2011, announced that its (former) CEO would be replaced, and that the Company intended to record $100 million contingent liability in light of provisions in its (former) CEO's employment agreement. Not only is the Company narrowly defining CalPERS use of the term "entitled to be paid" to exclude the Company's intention to record a $100 million contingent liability, the Company claims that such narrow definition implies the Company acted improperly and would therefore be interpreted by shareholders in a manner that is unfavorable to the Company, its directors, and/or its officers.

As identified in the third bullet point above, excluding CalPERS Proposal because the Company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the Company, its directors, or its officers would not be appropriate.

3. CalPERS statement does make charges concerning improper, illegal, or immoral conduct.

CalPERS statement does not suggest that the Company acted improperly by including a referenced source within its supporting statement indicating that the Company "announced that its (former) CEO was entitled to be paid $100 million." As stated above, the Company acknowledges that it announced in its form 8-K filing that it intended to record a $100 million contingent liability arising from the (former) CEO's employment agreement. Notwithstanding the Company's argument, CalPERS never asserted that the Company actually made the $100 million payment. CalPERS stated that it believed the Company announced that the (former) CEO was "entitled" to payment based upon the Company's stated intention to record a $100 million contingent liability in light of the provisions in the (former) CEO's employment agreement. CalPERS paraphrasing of the Company's own statement is clearly distinguishable from Staff's no-action letters (*ConocoPhillips* (Mar. 13, 2012), *Amoco Corp.* (Jan. 23, 1986), and *Detroit Edison Co.* (Mar. 4. 1983)) that Company relies on to support its position. Thus, the Company assertions that CalPERS statement made charges concerning improper, illegal or immoral conduct is incorrect because CalPERS statement merely paraphrased the Company's form 8-K announcement.

Conclusion

As directed by Staff Legal Bulletin No. 14B (CF), it would not be appropriate for the Company to exclude CalPERS Proposal in reliance on Rule 14a-8(i)(3) for the above stated reasons. Consequently, we respectfully request that the Company's arguments be rejected, and its No-Action Request be denied, or in the alternative as a compromise, exclude only the sentence at issue from the supporting statement of CalPERS Proposal.

We note that CalPERS attempted to resolve this issue with the Company. CalPERS had verbal and written communications with the Company, and as a result, agreed to remove the sentence at issue. After the Company verbally agreed on March 6, 2013, and then later confirmed such agreement on March 15, 2013, to withdraw the No-Action Request, the Company, on March 19, 2013, reneged on its agreement with CalPERS after we continued to request written confirmation of the Company's withdrawal. CalPERS continues to be willing to delete the sentence at issue from the supporting statement of CalPERS Proposal.

Respectfully submitted,



Peter H. Mixon
General Counsel



NABORS CORPORATE SERVICES, INC.

515 West Greens Road
Suite 1200
Houston, Texas 77067-4536

Laura W. Doerre
Vice President and General Counsel

Phone: 281.775.8166
Dept. Fax: 281.775.8431
Private Fax: 281.775.4319
Laura.Doerre@nabors.com

February 8, 2013

By Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington D.C. 20549

Re: Shareholder Proposal by the California Public Employees' Retirement System

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, on behalf of Nabors Industries Ltd., a Bermuda company (the "Company"), we hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(j), the Company excludes a proposal (the "Proposal") submitted by the California Public Employees' Retirement System from the proxy materials for the Company's 2013 Annual General Meeting of Shareholders (the "2013 Proxy"), which the Company expects to file in definitive form with the Commission on or about April 30, 2013.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are submitting this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. Concurrently, we are sending a copy of this correspondence to the proponent as notice of the Company's intent to omit the Proposal from the 2013 Proxy.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal or portions thereof may be excluded from the 2013 Proxy pursuant to Rule 14a-8(i)(3) because the Proposal contains materially false and misleading statements.

THE PROPOSAL

The Proposal states:

"RESOLVED: The shareowners of Nabors Industries Ltd. (the 'Company') recommend that the Company amend its bye-laws, in compliance with law and required processes, to add the following:

The Board of Directors ('Board') shall seek shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus. The Company would have the option of submitting the severance agreement for approval as a separate ballot item in advance or at the next meeting of shareowners after the terms of a severance agreements were agreed upon.

'Severance agreements' include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements. 'Benefits' include lump-sum cash payments, including payments in lieu of medical and other benefits; tax liability 'gross-ups;' the estimated present value of special retirement provisions; stock or option awards that are awarded under any severance agreement; the acceleration of any prior stock or stock option awards, perquisites and consulting fees – including the reimbursement of expenses – to be paid to the executive."

And the supporting statement states in relevant part:

"In October 2011 the Company announced that its (former) CEO was entitled to be paid $100 million essentially, as some commenters have noted, to retire."

A copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

RULE 14a-8(i)(3) ANALYSIS

We believe that the Proposal is intentionally misleading. Consequently, we believe that it may be properly excluded under Rule 14a-8(i)(3), which permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when (i) "statements directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation" or (ii) "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("Staff Bulletin 14B").

(i) Charges Concerning Improper, Illegal or Immoral Conduct

The language regarding "improper, illegal, or immoral conduct" from Staff Bulletin 14B restates earlier guidance in note (b) to Rule 14a-9. The Staff has consistently held that a proposal that suggests the company has acted improperly without providing any factual support for that implication may be excluded pursuant to note (b) to Rule 14a-9. *See ConocoPhillips* (Mar. 13, 2012) (concurring in the omission of a proposal that references a variety of improper or illegal payments by the company where such payments were not actually made); *Amoco Corp.* (Jan. 23, 1986) (concurring in the omission of certain portions of a proposal that alleged "antistockholder abuses," where no such abuses existed); *Detroit Edison Co.* (March 4, 1983) (concurring in the omission of a proposal implying that the company engaged in improper circumvention of regulation and obstruction of justice without factual foundation).

Similarly, the Proposal suggests that the Company has acted improperly when it alleges that the Company "announced" in October 2011 that its former chief executive officer was entitled to severance payment "to retire." In fact, the Company's potential payment and severance obligations to its former chief executive officer were repeatedly disclosed in the Company's public filings prior to October 2011. For example, the relevant Executive Employment Agreement was first disclosed in an 8-K filed by the Company on April 30, 2009, and the Company's obligations thereunder were described annually in the Company's proxy statement (Needless to say, the potential payment did not go unnoticed by shareholders.). To do otherwise, as the Proposal suggests without factual foundation, would have caused the Company to violate numerous federal securities laws. Furthermore, the suggestion that the Company determined that its former chief executive officer was entitled to a severance payment "to retire" implies that the Company acted improperly in contravention of the terms of the Executive Employment Agreement, which provided for severance only in the event of death, termination without cause, or constructive termination without cause. Nothing was ever triggered due to a potential retirement, and the shareholder proponent quoting an article with this sarcastic suggestion is misleading, and intentionally so since the proponent is clearly acquainted with the Company's 2012 proxy statement, which was explicit as to (1) the bases for a possible payment and (2) the fact the payment was never made.

(ii) Objectively Materially False or Misleading

Additionally, the Staff has consistently allowed exclusion where "the company demonstrates objectively that a factual statement is materially false or misleading." *See, e.g., Johnson & Johnson* (Jan. 31, 2007) (concurring in the omission of a proposal that was rendered materially false and misleading due to a change in Commission rules). Additionally, the Staff has permitted exclusions of proposals in which the materially false or misleading statement was implied. *See General Magic, Inc.* (May 1, 2000) (concurring in the omission of a proposal requiring the company to "make no more false statements" to its shareholders because the proposal created the impression that the company permitted its employees to make false statements); *Wal-Mart Stores, Inc.* (Apr.

2, 2001) (concurring in the omission of a proposal that misleadingly implied that the proposal only applied to a certain portion of the company's business).

Similarly, the Proposal is objectively materially false and misleading in stating that the Company "announced that its (former) CEO was entitled to be paid $100 million." The Company's announcement clearly stated that the Company intended to record a $100 million contingent liability for a *potential* payment. *See* the Company's 8-K filed on Oct. 28, 2011, a copy of which is attached to this letter as Exhibit B. No entitlement ever accrued, and the Company never made an announcement to the contrary. Furthermore, the language in the Proposal regarding the payment of severance creates the false impression that the Company actually made a $100 million severance payment to its former chief executive officer. In fact, the Company disclosed over a year ago in an 8-K and again in its proxy statement relating to its 2012 annual meeting that this payment was never made, and the Executive Employment Agreement was terminated without payment effective as of December 31, 2011. *See* the Company's 8-K filed on Feb. 6, 2012, a copy of which is attached to this letter as Exhibit C.

CONCLUSION

Based on the foregoing, we request your concurrence that the Proposal or portions thereof may be omitted from the 2013 Proxy pursuant to Rule 14a-8(i)(3).

If we can be of any further assistance in this matter, please do not hesitate to call me at (281) 775-8166.

Sincerely,



Laura W. Doerre
Vice President and General Counsel

enclosures

Exhibit A

DEC 2 7 2012



California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
TTY: (877) 249-7442
(916) 795-3675 phone • (916) 795-3659 fax
www.calpers.ca.gov

December 21, 2012

OVERNIGHT MAIL

Nabors Industries Ltd.
4 Par La Ville Rd Fl 2
Hamilton HM08
Bermuda
Attn: Mark D. Andrews, Corporate Secretary

Re: Notice of Shareowner Proposal

Dear Mr. Andrews:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed. Please alert me immediately if any further information is required in order for this proposal to be included in the company's proxy and properly heard at the next annual meeting.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

PETER H. MIXON
General Counsel

Enclosures

cc: Craig Rhines, Investment Officer – CalPERS
Anthony G. Petrello, CEO – Nabors Industries Ltd.

---

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of shares of the company. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareowners' meeting and attend the annual shareowners' meeting, if required.

SHAREOWNER PROPOSAL

RESOLVED: The shareowners of Nabors Industries Ltd. (the "Company") recommend that the Company amend its bye-laws, in compliance with law and required processes, to add the following:

> The Board of Directors ("Board") shall seek shareowner approval of future severance agreements with senior executives that provide total benefits exceeding 2.99 times the sum of the executive's base salary plus bonus. The Company would have the option of submitting the severance agreement for approval as a separate ballot item in advance or at the next meeting of shareowners after the terms of a severance agreement were agreed upon.
>
> "Severance agreements" include any agreements or arrangements that provide for payments or awards in connection with a senior executive's severance from the Company, including employment agreements; retirement agreements; settlement agreements; change in control agreements; and agreements renewing, modifying or extending such agreements. "Benefits" include lump-sum cash payments, including payments in lieu of medical and other benefits; tax liability "gross-ups;" the estimated present value of special retirement provisions; stock or option awards that are awarded under any severance agreement; the acceleration of any prior stock or stock option awards, perquisites and consulting fees – including the reimbursement of expenses – to be paid to the executive.

SUPPORTING STATEMENT

In CalPERS opinion, the Company's executive compensation practices are severely flawed, especially the design of its executive severance agreements. The Company's shareowners agree. In 2012, CalPERS filed this same proposal which received support from over 66% of voting shareowners. For the last two years shareowners have rejected Management's Advisory Vote on Executive Compensation by earning only 42% support in 2011 from voting shareowners – and a dismal 25% support in 2012.

In October 2011 the Company announced that its (former) CEO was entitled to be paid $100 million essentially, as some commenters have noted, to retire. The Company's current CEO would receive a potential cash severance of over $31 million upon termination without cause or a change in control and his estate $50 million in the event of his death or disability. Meanwhile, the Company has underperformed.

Total Return (as of 11/30/2012) Source: Bloomberg			
	5 Year	**3 Year**	**1 Year**
Nabors Industries	-45.35	-28.81	-18.06
S&P 500 Energy Index	4.44	29.99	2.97
S&P 500 Index	6.87	37.65	16.11

We recognize that it is not always practical to obtain shareowner approval prior to entering into these severance agreements. Therefore, CalPERS proposed that the Company would have the option, if this proposal were implemented, of seeking shareowner approval after the terms of the agreement were agreed upon.

This proposal requests that after severance agreements are negotiated, the Company submit them for shareowner approval as a separate vote at the next shareowners' meeting. Compared with an advisory vote on executive compensation or a vote on golden parachutes during a change in control, we believe this approach is preferable because it will provide the Board with timely and focused feedback from shareowners on the issue of severance benefits.

For those reasons, we urge shareowners to vote FOR this proposal.


STATE STREET.

December 21, 2012

Nabors Industries Ltd.
4 Par La Ville Rd Fl 2
Hamilton HM08
Bermuda
Attn: Mark D. Andrews, Corporate Secretary

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, to the best of our knowledge declares the following:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of Nabors Industries Ltd., having a market value in excess of $2,000.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 21st day of December, 2012 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: Natalia L. Gomez

Name: Natalia L. Gomez
Title: Client Service Officer

Exhibit B

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) October 28, 2011

NABORS INDUSTRIES LTD.
(Exact name of registrant as specified in its charter)

Bermuda	**001-32657**	**98-0363970**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Crown House **4 Par-la-Ville Road** **Second Floor** **Hamilton, HM08 Bermuda**	**N/A**
(Address of principal executive offices)	(Zip Code)

(441) 292-1510
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Table of Contents

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 28, 2011, we issued a press release announcing that the Board of Directors has appointed Anthony G. Petrello as Chief Executive Officer of the company. Mr. Petrello has served as a Director and as President and Chief Operating Officer of Nabors since 1991 and as Deputy Chairman since 2003. He will serve as President and Chief Executive Officer, and will continue in his roles as a Director and Deputy Chairman.

Eugene M. Isenberg, who served as Chairman of the Board and Chief Executive Officer since 1987, will continue to serve as the Chairman of the Board of Directors. As a result of this change in responsibility, the Company intends to record a $100 million contingent liability, to be reflected in its fourth-quarter results and year-end financial statements, in light of provisions in Mr. Isenberg's employment agreement. The material terms of his employment agreement are described on pages 29-31 of the proxy statement relating to our annual general meeting of shareholders held on June 7, 2011 and filed with the SEC on April 29, 2011 (File no. 001-32657). That description is hereby incorporated by reference herein.

Each of the changes was effective Friday, October 28, 2011. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Mr. Petrello, 57, also serves as a director of Stewart & Stevenson LLC and of Hilcorp Energy Company. Mr. Petrello has an employment agreement with the Company, the material terms of which are described on pages 29-31 of the proxy statement relating to our annual general meeting of shareholders held on June 7, 2011 and filed with the SEC on April 29, 2011 (File no. 001-32657). That description is hereby incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release

Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NABORS INDUSTRIES LTD.

Date: October 28, 2011

By: /s/ Mark D. Andrews
Mark D. Andrews
Corporate Secretary

Table of Contents

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

Exhibit C

8-K 1 d295752d8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) February 2, 2012

NABORS INDUSTRIES LTD.
(Exact name of registrant as specified in its charter)

Bermuda	001-32657	98-0363970
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Crown House 4 Par-la-Ville Road Second Floor Hamilton, HM08 Bermuda	N/A
(Address of principal executive offices)	(Zip Code)

(441) 292-1510
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Item 1.02 Termination of a Material Definitive Agreement.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 28, 2011, Nabors Industries Ltd. (the "Company") filed a current report on Form 8-K indicating our intention to record a $100 million contingent liability, to be reflected in our fourth-quarter results and year-end financial statements, in connection with the appointment of a new chief executive officer and stemming from the provisions of our employment agreement with Eugene M. Isenberg, who had served as Chief Executive Officer since 1987. Although he remained the Chairman of the Board of Directors, the change in status could have permitted Mr. Isenberg to terminate the employment agreement due to constructive termination and receive a termination payment in the amount of $100 million, together with certain other benefits.

On February 2, 2012, the Company and Nabors Industries, Inc. ("Nabors Delaware") entered into an agreement with Mr. Isenberg, effective December 31, 2011, pursuant to which:

- Mr. Isenberg voluntarily terminates both his employment with the Company and his Employment Agreement, and forgoes any right to payment in connection with such termination, including the $100 million discussed above;
- Mr. Isenberg will continue as Chairman of the Board, but will not stand for reelection as a director when his term expires in June 2012; at that time, he will be appointed Chairman Emeritus for a three-year term, which will be extended for additional one-year terms unless terminated by him or by the Company, and receive cash compensation equal to other nonemployee directors;
- Nabors Delaware will pay $6,600,000 into an escrow account, which will bear interest at the guaranteed rate of 6% per annum and will be distributed either to Mr. Isenberg's estate or to the trustees of his revocable trust;
- Mr. Isenberg ceases participation in the Company's benefit plans and forfeits any benefits available to him thereunder (including forfeiture of the balance in his deferred bonus account), except as stated below or otherwise required by law:
  - he and his spouse continue to participate in medical, dental and life insurance coverage until either receives equivalent coverage and benefits under the plans and programs of a subsequent employer or their death;
  - he remains entitled to distribution of vested account balances in the Company's 401(k) plan and its Deferred Compensation Plan; and
  - he retains certain benefits under the split-dollar life insurance agreements in effect between him and Nabors Delaware.
- all of Mr. Isenberg's stock option and restricted stock awards were already fully vested and remain subject to the applicable plans and agreements governing them; and

- Mr. Isenberg waives all claims or other liabilities related to the Employment Agreement or his termination of employment, and the Company waives certain claims against Mr. Isenberg.

The foregoing discussion is qualified in its entirety by reference to the agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated by reference.

On February 6, 2012, we issued a press release announcing the agreement, termination of the employment agreement and forfeiture of the $100 million payment. We also announced that we are reviewing our previously announced plans to record a $100 million contingent liability in the fourth quarter. A copy of the press release is furnished herewith as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description.
99.1	Agreement
99.2	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NABORS INDUSTRIES LTD.

Date: February 6, 2012

By: /s/ Mark D. Andrews

Mark D. Andrews

Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement
99.2	Press Release